                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  ------------


                [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                       OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM _______ TO _________

                        COMMISSION FILE NUMBER _________

                                     1-11356


                    RADIAN GROUP INC. SAVINGS INCENTIVE PLAN
                               1601 MARKET STREET
                             PHILADELPHIA, PA 19103
                      (FULL TITLE AND ADDRESS OF THE PLAN)

                                RADIAN GROUP INC.
                               1601 MARKET STREET
                             PHILADELPHIA, PA 19103
      (NAME AND ADDRESS OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

                                RADIAN GROUP INC.

                             SAVINGS INCENTIVE PLAN

                                      INDEX

                                                                                                          Page

Independent Auditors' Report...........................................................................      1

Financial Statements

     Statements of Net Assets Available for Benefits...................................................      2

     Statements of Changes in Net Assets Available for Benefits .......................................      3

     Notes to Financial Statements.....................................................................    4-8

Supplemental Schedule Furnished Pursuant to Requirements of the Employee
Retirement Income Security Act of 1974:

     Schedule H, Item 4i: Schedule of Assets Held for Investment Purposes as of
     December 31, 1999.................................................................................      9

Independent Auditors' Consent..........................................................................     10

INDEPENDENT AUDITORS' REPORT

To the Savings Incentive Plan Committee and
     Participants of Radian Group Inc.
     Savings Incentive Plan
Philadelphia, Pennsylvania:

We have audited the accompanying statements of net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
October 13, 2000

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

----------------------------------------------------------------------------------------------------------------------

                                                                                      1999                    1998
                                                                                      ----                    ----
ASSETS

   Cash................................................................           $         -             $   124,630

   Investments (at fair value):
       Common Stock of Radian Group Inc................................             7,035,393               6,596,717

       Other investments (Note G)......................................            13,246,789              10,336,896

   Loans receivable....................................................               331,375                 344,794

   Employer contribution receivable....................................               985,714                 641,015

   Other net assets....................................................               304,992                 145,141
                                                                                  -----------             -----------

                                                                                   21,904,263              18,189,193
LIABILITIES

   Other net liabilities...............................................                 3,642                  87,442
                                                                                  -----------             -----------

NET ASSETS AVAILABLE FOR BENEFITS......................................           $21,900,621             $18,101,751
                                                                                  ===========             ===========



                       See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

----------------------------------------------------------------------------------------------------------------------

                                                                                      1999                    1998
                                                                                      ----                    ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income (loss):
       Net appreciation (depreciation) in fair value of investments....           $  1,849,861            $(1,001,727)
       Loan interest...................................................                 28,517                 25,103
       Interest and dividends..........................................                433,568                666,606
                                                                                   -----------            -----------
           Total investment income (loss)..............................              2,311,946               (310,018)
                                                                                   -----------            -----------

   Contributions:
       Participants'...................................................              2,020,239              1,573,789
       Employer's......................................................                985,714                732,512
       Rollover........................................................                123,092                126,652
                                                                                   -----------           ------------
           Total contributions.........................................              3,129,045              2,432,953
                                                                                   -----------          -------------

       Total additions.................................................              5,440,991              2,122,935
                                                                                   -----------           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants.......................................              1,579,799              1,940,120
   Forfeitures.........................................................                 62,322                 91,351
                                                                                   -----------           ------------

       Total deductions................................................              1,642,121              2,031,471
                                                                                   -----------           ------------

NET ADDITIONS..........................................................              3,798,870                 91,464

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
   OF THE YEAR.........................................................             18,101,751             18,010,287
                                                                                   -----------            -----------


NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR.........................            $21,900,621            $18,101,751
                                                                                   ===========            ===========









                       See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A.   ACCOUNTING PRINCIPLES

The financial statements of the Radian Group Inc. Savings Incentive Plan (the "Plan") are presented on the accrual basis of accounting. Investments are carried at fair value which is based on quoted market prices. Dividends and interest are recorded when earned. Participant and employer contributions are recorded in the period to which they are applicable. Brokerage commissions, and other expenses incurred in connection with the purchase or sale of securities, and all other costs and expenses of the Plan are charged directly to the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results may differ from those estimates and assumptions.

In 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which simplifies disclosures for certain investments and which requires the disclosure of those investments (participant-directed and non-participant-directed) that represent five percent or more of net assets available for benefits. As a result, total investment by fund is disclosed at Note L and certain prior year amounts have been reclassified to conform with the current year presentation.

B.   PLAN DESCRIPTION

The following is a brief overview of the Plan. Participants should refer to the Plan documents for a complete description of the Plan.

The Plan became effective on November 6, 1992, concurrent with the initial public offering of CMAC Investment Corporation's ("CMT") common stock. Prior to that date, employees of Commonwealth Mortgage Assurance Company ("CMAC") participated in a similar plan offered by CMAC's former parent. On April 1, 1993, account balances of CMAC employees from the prior plan were transferred to a separate trust which became part of the Plan.

On November 22, 1998, the Board of Directors of CMT and the Board of Directors of Amerin Corporation ("Amerin") each approved an Agreement and Plan of Merger pursuant to which CMT and Amerin merged. The merger was effective June 9, 1999 after approval by the stockholders of both companies, at which time CMT was renamed Radian Group Inc. ("Radian"). At the same time, CMT's main operating subsidiary, CMAC, was renamed Radian Guaranty Inc. ("Radian Guaranty"). From the date of merger until their termination on September 30, 1999, the remaining Amerin Guaranty Corporation ("Amerin Guaranty") employees continued to contribute to the Amerin 401(k) plan. Any Amerin Guaranty employees that transferred to Radian Guaranty effective with the merger began to contribute to the Plan on June 9, 1999. Subsequent to September 30, 1999, any balances from Amerin Guaranty employees that remained in the Amerin 401(k) plan will be converted to the Plan unless a distribution can be made to the employee. At December 31, 1999, no balances from the Amerin 401(k) plan were converted to the Plan and as of October 13, 2000, no balances from the Amerin plan had yet been converted to the Plan.

The Plan is a defined contribution plan designed to allow eligible employees of Radian and Radian Guaranty to save for their retirement. Full-time employees, upon completion of 90 days employment, and part-time employees, employed for at least 90 consecutive days, are eligible to join the Plan. Effective January 1, 1994, all contributions from 1% to 15% are made on a salary reduction basis.

Additional limitations may be imposed under the Plan on the amount of salary reduction contributions and after-tax savings contributions that may be elected by highly compensated participants in order to comply with certain non-discrimination requirements of the Internal Revenue Code (the "Code"). The annual limit on salary reduction contributions by a participant is determined from time to time by the Benefits Administration Committee (the "Committee") (not to exceed the indexed limitations contained in the Code), which was $10,000 for 1999 and 1998. After-tax contributions have not been permitted after January 1, 1994.

C.   ADMINISTRATION OF THE PLAN

The Plan is administered by the Committee which has fiduciary responsibility for the general operation of the Plan. Members of the Committee are appointed by the Board of Directors of Radian for indefinite terms and may resign or be removed at any time. Members of the Committee serve without compensation for their service as such, and Radian

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN indemnifies such members to the extent determined by its Board of Directors.

Although Radian expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, all benefits become fully vested and nonforfeitable and the net assets of the Plan would be allocated as required by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

D. MATCHING CONTRIBUTIONS

Radian will make an annual "matching contribution" to a separate "Incentive Account" with respect to the salary reduction contributions of each participant, subject to a limit of 5% of the participant's base salary in any pay period. For every dollar a participant contributes to the Plan (not exceeding a total of 5% of base salary in any pay period) and does not withdraw before the close of the Plan year (calendar year), Radian will make a contribution of at least $0.25.

Matching contributions generally must be made no later than the last date on which amounts so paid may be deducted for Federal income tax purposes. In order to be entitled to the matching contribution for a Plan year, a participant must be employed by Radian on the last working day of the Plan year, be on an authorized leave of absence (provided the participant has not withdrawn his current year contribution) or be entitled to receive a distribution of his account following his retirement, death or disability.

Matching contributions, which may be made with Radian Common Stock, will be invested in the Common Stock Fund (see Note F) or some other investment or a combination thereof as determined by the Board of Directors of Radian or a committee thereof. Prior to the making of matching contributions for each year, the Board of Directors or committee thereof will make a one-time determination regarding the investment of the Employer matching contributions for such year. All matching contributions for the years ended December 31, 1999 and 1998 were invested in the Common Stock Fund.

After the close of any year, Radian may, in its sole discretion, make a supplemental matching contribution. For every eligible dollar the participants contributed to the Plan during the years ended December 31, 1999 and 1998, Radian made supplemental matching contributions in Radian common stock of $0.75.

E.   VESTING

The rights of a participant to savings contributions made by the participant and salary reduction contributions made by Radian on the participant's behalf, and any earnings thereon, are at all times fully vested and nonforfeitable. Matching contributions, and any earnings thereon, become vested based on such participant's years of vesting service. A participant earns one year of vesting service for each Plan year in which such participant completes at least 1,000 hours of service.

Participants become vested under the following schedule:

                                                          Vested Percentage
                                                        of the Participant's
         Years of Service                                Incentive Account
         -----------------                              --------------------
         Less than 2                                               0%
         2 but less than 3                                        20%
         3 but less than 4                                        40%
         4 but less than 5                                        60%
         5 but less than 6                                        80%
         6 or more                                               100%

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

F.  INVESTMENT OPTIONS

All assets in the Plan other than those in the Common Stock Fund are invested in various funds offered by Massachusetts Financial Services ("MFS"). A description of the investment options available under the Plan is as follows:

         (a) MFS Money Market Fund -- A conservative fund that provides liquidity and a short-term variable interest rate.

         (b) MFS Emerging Growth Fund -- This fund seeks long-term growth of capital primarily through common stocks of small and medium-sized companies (at least 80% under normal circumstances) early in their lifecycle.

         (c) MFS Bond Fund -- The fund's primary investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk. The fund's secondary objective is to protect shareholders' capital.

         (d) MFS Total Return Fund-A -- The fund seeks above average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. The fund also seeks long-term growth of capital and income. The portfolio consists of diverse securities and varies the percentage of assets invested in any one type.

         (e) MFS Limited Maturity Fund -- This fund invests in primarily investment grade bonds with remaining average lives of five years or less for current income with preservation of capital. This investment option was eliminated at the end of 1999 and all balances that remained in the fund were automatically transferred to the MFS Bond Fund if the participant gave no instruction for transfer of the balance.

         (f) Massachusetts Investors Trust -- This fund invests in stocks that offer both current income and the potential for long-term growth of capital and future income. The portfolio holds primarily quality stocks representing many well-known companies across a wide range of industries.

         (g) Massachusetts Investors Growth Stock Fund -- This fund seeks long-term growth of capital and future income, rather than current income, by investing in common stocks or convertible securities of large companies exhibiting above-average prospects for long-term growth.

         (h) MFS Research Fund -- This fund seeks long-term growth of capital and future income by investing in common stock and convertible securities of large companies that are fairly representative of the overall stock market in both size and price.

         (i) MFS Capital Opportunities Fund -- This fund seeks primarily capital appreciation by investing in common stocks of large companies that are fairly representative of the overall stock market in both size and price.

         (j) MFS Global Equity Fund -- This fund seeks long-term growth of capital by investing in equities issued by both foreign and domestic companies. The portfolio is comprised of approximately one third U.S. assets, one third European assets and 10% Japanese assets, with the remainder divided among developed nations and emerging markets.

         (k) MFS New Discovery Fund -- This fund seeks long-term growth of capital primarily through common stocks of companies with small market capitalizations in emergent industries or early in their growth stages.

         (l) Common Stock Funds -- The assets of the Common Stock Fund, including earnings thereon, are invested in Radian Common Stock purchased by or contributed by Radian. Radian Common Stock is purchased at prevailing market prices in the open market, or in privately negotiated transactions. In the normal course of business, such stock is sold only to meet administrative and distribution requirements of the Plan. The value of this fund fluctuates based on the market price of Radian Common Stock.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

The selection of investment options, which may be done in increments of 1% in any one of the above mentioned funds, pursuant to the Plan, with the exception of Employer matching contributions, is the sole responsibility of each participant. Neither the trustee nor the Employer shall have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in the funds, and such funds shall be the sole source of payments to be made under the Plan.

G.  INVESTMENTS

Other investments consist of the following:

                                                December 31, 1999                     December 31, 1998
                                          -----------------------------          ---------------------------
                                                               Fair                                   Fair
                                             Cost              Value                Cost              Value
                                             ----              -----                ----              -----

   Money Market Fund................      $  713,370        $   713,370          $  244,338       $   244,338

   MFS Emerging Growth Fund.........       2,013,318          5,590,122           1,854,720         3,591,002

   MFS Bond Fund....................       1,012,921            973,684             595,898           623,771

   MFS Total Return Fund - A........       2,368,250          2,356,509           2,316,100         2,470,929

   MFS Limited Maturity Fund........               -                  -             322,337           317,366

   Massachusetts Investors Trust....       2,561,802          3,613,104           2,152,460         3,089,490
                                          ----------        -----------          ----------       -----------


Total Other Investments.............      $8,669,661        $13,246,789          $7,485,853       $10,336,896
                                          ==========        ===========          ==========       ===========



H.  WITHDRAWALS

Participants are permitted to make withdrawals in accordance with plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant's applicable account.

All amounts attributable to savings contributions must be withdrawn prior to any hardship withdrawal of amounts attributable to matching contributions or salary reduction contributions.

The Plan's hardship withdrawal rules comply with the Code. In order to make a hardship withdrawal, a participant must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan and all such withdrawals and nontaxable loans available under all other retirement plans maintained by Radian and its affiliates. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1989. Upon receiving a hardship distribution, a participant is generally suspended from making salary reduction contributions and savings contributions to the Plan (and all other deferred compensation plans maintained by Radian and its affiliates) for one year and an additional limitation is imposed on the amount of salary reduction contributions that can be made by the participant for the calendar year following the year of the hardship withdrawal.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

I. LOANS

Participants may borrow from the Plan in an amount up to 50% of their vested balance. The maximum loan amount is $50,000 as set forth by the IRS and Department of Labor regulations. The minimum loan allowed by the Plan is $1,000. Loans are repaid via payroll deductions including interest at the prime rate plus 1% over a maximum five-year period, except loans which are used toward the purchase of a primary residence which can be repaid over a longer time period.

J. FEDERAL TAX CONSIDERATIONS

The IRS determined and informed Radian by a letter dated January 22, 1996, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. As required under that determination letter, Radian adopted the amended and restated Plan on April 16, 1996, with an effective date of January 1, 1994. The Committee and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

K. BENEFITS PAYABLE

The amount of benefits payable at December 31, 1998 was $74. There were no benefits payable at December 31, 1999.

L. SCHEDULE OF INVESTMENTS GREATER THAN 5% OF NET ASSETS (AT FAIR VALUE)



                                                                          1999                        1998
                                                                          ----                        ----
       MFS Emerging Growth Fund...............................          $5,590,122                $3,591,002

       MFS Total Return Fund - A..............................           2,356,509                 2,470,929

       Massachusetts Investors Trust..........................           3,613,104                 3,089,490

       Common Stock Fund*.....................................           7,035,393                 6,596,717

       ------------------------

       *Non-participant-directed

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

SCHEDULE H, ITEM 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1999

Identity                                                   Number of                                        Current
of Issuer  Description of Investment                        Shares                     Cost                  Value
---------  -------------------------                        ------                     ----                  -----

MFS        Money Market Fund                                 713,370               $   713,370           $   713,370

MFS        Emerging Growth Fund                               83,948                 2,013,318             5,590,122

MFS        Bond Fund                                          79,941                 1,012,921               973,684

MFS        Total Return Fund - A                             169,777                 2,368,250             2,356,509

MFS        Massachusetts Investors Trust                     172,463                 2,561,802             3,613,104

Radian*    Common Stock Fund                                 150,069                 6,892,602             7,035,393

           Loans receivable @ 8.25% to 10.00%                                          331,375               331,375
                                                                                   -----------           -----------

           TOTAL                                                                   $15,893,638           $20,613,557
                                                                                   ===========           ===========

*Indicates party-in-interest to the Plan.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-57872 of Radian Group Inc. on Form S-8 of our report dated October 13, 2000 appearing in this Annual Report on Form 11-K of Radian Group Inc. Savings Incentive Plan for the year ended December 31, 1999.

/s/  Deloitte & Touche LLP


Philadelphia, Pennsylvania
April 2, 2001

                                    SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE SAVINGS INCENTIVE PLAN COMMITTEE HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                      RADIAN GROUP INC.
                                                    SAVINGS INCENTIVE PLAN

Date:  April 2, 2001

                                            By:     /s/ C. Robert Quint
                                                --------------------------------
                                                  C. Robert Quint
                                                  Executive Vice President
                                                  and Chief Financial Officer